EXHIBIT 1.01

Inseego Corp.

Conflict Minerals Report

For the Year Ended December 31, 2023

This Conflicts Mineral Report (“the Report”) of Inseego Corp. (together with our subsidiaries, “we,” “us,” “our,” “Inseego,” or the “Company”) has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, and in accordance with the Instructions to Form SD for the year ended December 31, 2023.

In 2023, Inseego contracted to manufacture certain products in which Conflict Minerals are necessary to the functionality and production of such products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, tin, tantalum, tungsten, and gold (“3TG”) without regard to the location of origin of the minerals or derivative metals. The Company has performed a reasonable country of origin inquiry (“RCOI”) and undertaken due diligence efforts on minerals used in our supply chain to determine if any of the conflict minerals were sourced from the Covered Countries (as defined in Section 1502 of the Dodd-Frank Act) or were from recycled or scrap sources. Our efforts to date do not allow us to definitively conclude that our supply chain is “conflict-free” because we have been unable to determine the origin of all of the 3TG used in our products.

1.	Company Overview

Inseego is a leader in the design and development of fixed and mobile wireless solutions (advanced 4G and 5G NR), Industrial IoT (“IIoT”) and cloud solutions for large enterprise verticals, service providers and small and medium-sized businesses around the globe. Our customers include wireless service providers, Fortune 500 enterprises, consumers, governments and first responders. Our product portfolio consists of fixed and mobile device-to-cloud solutions that provide compelling, intelligent, reliable, and secure end-to-end IoT services with deep business intelligence. Inseego’s products and solutions, designed and developed in the U.S., power mission critical applications with a “zero unscheduled downtime” mandate, such as our 5G fixed wireless access (“FWA”) gateway solutions, 4G and 5G mobile broadband, IIoT applications such as SD WAN failover management, asset tracking and fleet management services. Our solutions are powered by our key wireless innovations in mobile and FWA technologies, including a suite of products employing the 5G NR standards, and purpose-built SaaS cloud platforms.

2.	Products Overview

We provide intelligent wireless 3G, 4G and 5G hardware products for the worldwide mobile communications and in IIoT markets. Our broad range of products principally includes intelligent 4G and 5G fixed wireless routers and gateways, and mobile hotspots, and wireless gateways and routers for IIoT applications, Gb speed 4G LTE hotspots and USB modems and integrated telematics and mobile tracking hardware devices, which are supported by applications software and cloud services designed to enable customers to easily analyze data insights and configure/manage their hardware remotely. Our products currently operate on most major global cellular wireless networks. Our mobile hotspots sold under the MiFi brand have been sold to millions of end users, and provide subscribers with secure and convenient high-speed access to corporate, public, and personal information through the Internet and enterprise networks. Our wireless standalone and USB modems and gateways allow us to address the rapidly growing and underpenetrated IoT market segments. Our telematics and mobile asset tracking hardware devices collect and control critical vehicle data and driver behaviors, and can reliably deliver that information to the cloud, all managed by our services enablement platforms.

Our products, which are referred to in this Report as “Covered Products”, include 4G and 5G fixed wireless routers and mobile hotspots, and wireless gateways and routers for IIoT applications, USB modems and mobile tracking hardware devices.

1

3.	Conflict Minerals Policy

We have adopted the following Conflict Minerals policy:

Inseego wants to make sure that our supply chain does not contribute to human rights violations in any country, and we expect our suppliers, wherever they operate, to meet standards for socially and environmentally responsible operations.

The Democratic Republic of the Congo (“DRC”) and the Covered Countries are the source of many of the minerals necessary to produce consumer electronics, such as tin, tantalum, tungsten, and gold (3TG). These valuable raw materials have contributed to the tragic ongoing conflict in the DRC and Covered Countries.

It is the Company’s goal to use DRC Conflict Free minerals (as defined in the Rule) in our products, but at the same time support the DRC and the Covered Countries through responsible sourcing. We want to ensure that our suppliers are taking the necessary measures to verify that their supply chain at every level is free of Conflict Minerals by driving accountability, 3TG traceability and responsible sourcing.

The policy is posted on our website at: https://www.inseego.com/corporate-citizenship/.

4.	Reasonable Country of Origin Inquiry

We have determined that the above SEC defined “Conflict Minerals”, which are tin, tantalum, tungsten, and gold (“3TG”), can be found in Inseego’s Covered Products.

We reviewed responses provided by our suppliers in the Conflict Minerals Reporting Template (“CMRT”), a standardized reporting template developed by the Responsible Minerals Initiative (“RMI”). Due to the breadth and complexity of Inseego’s products and respective supply chain, many of our suppliers are unable to verify the origin of all the minerals. Some of our suppliers provided "company-level" CMRT responses that include 3TG information for all supplier products sold during the reporting year, even though we purchased only a limited subset of such supplier products.

Despite having conducted a good faith reasonable country of origin inquiry, we could not confirm the origin of some of the 3TG used in our products.

5.	Conflict Minerals Status Analysis and Conflict Status conclusion

We have not been able to definitively conclude that our supply chain is “conflict-free” because we have been unable to determine the origin of all of the 3TG used in our products notwithstanding a good faith reasonable country of origin inquiry, as discussed in the previous section.

2